File No. 70-9107


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 3 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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CENTRAL AND SOUTH WEST CORPORATION           CENTRAL POWER AND LIGHT COMPANY
1616 Woodall Rodgers Freeway                539 North Carancahua Street
Dallas, Texas 75202                         Corpus Christi,Texas 78401-2802


      (Names of companies filing this post-effective amendment and address of principal executive offices)

                 -----------------------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

                 -----------------------------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202


                            Kevin F. Blatchford, Esq.
                                 Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603


                   (Names and addresses of agents for service)

                  Central Power and Light Company, a wholly owned public utility subsidiary of Central and South West Corporation, a registered holding company under the Public Utility Holding Company Act of 1935, as amended, and CSW hereby submit for filing this Post-Effective Amendment No. 3 to the Form U-1 Application-Declaration in this File 70-9107 (the "Application"). This Post-Effective Amendment No. 3 amends and restates in its entirety Post-Effective Amendments No. 1 and No. 2 to the Application. Except as amended hereby, the Application as previously filed and amended will remain the same.

Item 1.  Description of Proposed Transaction.
                  Central and South West Corporation and Central Power and
Light Company hereby amend Item 1 of this Application-Declaration by adding the following thereto:
Summary
                  By order dated December 30, 1997 (Release No. 35-26811) (the "Order"), the Securities and Exchange Commission (the "Commission") granted and permitted to become effective the Form U-1 Application-Declaration, as amended (File No. 70-9107), of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Central Power and Light Company ("CPL") and certain other subsidiaries of CSW (CPL and such other subsidiaries of CSW are collectively referred to herein as the "Subsidiaries"). The Order authorized through December 31, 2002 (the "Authorization Period"), subject to certain limitations set forth therein, among other things: (i) certain external financings by CSW and the Subsidiaries; (ii) the acquisition by CSW of common stock of the Subsidiaries; (iii) the Subsidiaries to repurchase their common stock from CSW; (iv) CSW and the Subsidiaries to obtain certain credit enhancements (e.g., letters of credit, liquidity facilities and insurance) for the external financings authorized by the Order; (v) the creation and capitalization by the Subsidiaries of new corporations, trusts, partnerships or other entities for the purpose of facilitating certain types of financings authorized by the Order; (vi) certain guarantees by the Subsidiaries of the obligations of their subsidiary financing entities; and (vii) certain refinancings, tender offers and retirements of debt and equity securities of the Subsidiaries. In the Order, the Commission reserved jurisdiction "over Applicants' proposals to . . . issue additional types of securities . . ." as well as certain other matters.
                  Pursuant to the Order and such reservation of jurisdiction, CSW and CPL hereby file this Post-Effective Amendment No. 3 to the Application-Declaration. This Post-Effective Amendment seeks authorization for CPL, or any affiliated successor in interest to its electric distribution businesses and assets, to engage (in addition to the other transactions authorized by the Order) in the transactions described herein from time to time during the period beginning with the effective date of a supplemental order issued in this proceeding pursuant to this Post-Effective Amendment through the Authorization Period. To the extent not already authorized in the Order, CPL seeks authority to:
         (a) form one or more new wholly-owned entities to carry out the transactions contemplated by this Post-Effective Amendment (each a "Special Purpose Issuer") which are expected to be any one of the following: a trust, corporation, limited liability company or partnership;

         (b) acquire all the equity securities issued by each Special Purpose Issuer to establish its ownership of that Special Purpose Issuer;

         (c) cause one or more Special Purpose Issuers to issue and sell transition bonds ("Transition Bonds") from time to time in an aggregate principal amount of up to $800,000,000 (for all Special Purpose Issuers) and as authorized and approved by the Public Utility Commission of Texas ("PUCT") pursuant to the terms and conditions of the PUCT financing order dated March 27, 2000 in PUCT Docket No. 21528 (the "Financing Order"), any other PUCT orders or findings issued in PUCT Docket No. 21528 and in accordance with the Texas Public Utility Regulatory Act, Section 39 (the "Statute") (the principal amount of Transition Bonds so issued shall not reduce the amount of external financings previously authorized by the Order);

         (d) enter into or cause any Special Purpose Issuer to enter into interest rate swaps, interest rate hedging programs and credit enhancement arrangements to reduce interest rate risks with respect to, and to facilitate the offering of, Transition Bonds;

         (e) enter into a Servicing Agreement pursuant to which CPL or its affiliates will perform services for the Special Purpose Issuer and be paid compensation determined on an "arms length" basis, rather than the "at-cost" standard of Section 13(b) of the Act;

         (f) apply the proceeds received from the sale of the Transition Bonds as authorized by the Statute and the Financing Order, including the acquisition, redemption, retirement and defeasance of certain of CPL's outstanding debt and equity securities; and

         (g) engage in certain related transactions described herein.

          Except to the extent modified by a supplemental order issued by the Commission pursuant to this Post-Effective Amendment, CSW and CPL request that the Order remain in full force and effect and that the provisions of the Order shall apply to the transactions and securities described herein.
Background
                  In  1999,   Texas   enacted   the   Statute,   governing   the
restructuring of the electric industry in Texas and providing for retail competition for electric generation beginning January 1, 2002. The Statute permits electric utilities with assets located in Texas to recover stranded costs caused by the transition to a competitive market for electric generation services, as authorized by the PUCT. Investments in generation related assets were historically recoverable in rates established by the PUCT but may not be recoverable in full in rates established by market forces in a competitive electric generation supply market.
                  Under the Statute,  the PUCT may authorize an electric utility with assets located in Texas or its designee to issue Transition Bonds that have a term of not more than 15 years to securitize regulatory assets and other stranded costs. The proceeds of Transition Bonds may be used solely for purposes of reducing the amount of recoverable regulatory assets and stranded costs, as determined by the PUCT in accordance with the Statute, through the refinancing or retirement of utility debt or equity and the recovery of other Qualified Costs (as defined below).
                  Under the Statute,  to the extent authorized from time to time by the PUCT pursuant to a financing order, Transition Bonds may be issued and sold in an aggregate principal amount up to the sum of the following costs ("Qualified Costs")1:100% of a utility's regulatory assets as of December 31, 1998; 75% of a utility's estimated stranded costs as determined by the PUCT; 100% of the costs of issuing, supporting and servicing the Transition Bonds; and 100% of the costs of retiring and refunding the utility's debt and equity securities with the proceeds of the Transition Bonds. The Statute authorizes the PUCT to adopt a financing order to approve the issuance of Transition Bonds by CPL or a third-party assignee of CPL, such as a Special Purpose Issuer. The rights of CPL under an issued financing order, when assigned to a Special Purpose Issuer, will also create "Transition Property" ("Transition Property") which will be the primary source of the payment of amounts due under the Transition Bonds. Transition Property represents the rights and interests under a financing order, including the right to impose, collect and receive irrevocable "Transition Charges" ("TCs") authorized in that financing order. TCs are generally defined in the Statute as nonbypassable amounts authorized to be charged for the use or availability of electric service under a financing order to recover a utility's Qualified Costs. The amount of TCs to be imposed will be calculated at an amount sufficient to pay the principal and interest on the Transition Bonds when due, premiums, if any, on the Transition Bonds, the costs of any credit enhancements for the Transition Bonds and the costs of retiring or repurchasing a portion of existing debt and equity and the fees, costs and expenses of the issuance of the Transition Bonds and related transactions.
                  TCs are  recoverable  from each retail  customer  located in a utility's certificated service territory as it existed on May 1, 1999, regardless of whether that customer continues to purchase electricity from that electric utility, subject to certain limited exceptions. The TCs will be as determined and established by the PUCT. In a financing order, the PUCT will provide for periodic adjustments to the TCs ("true-ups") in accordance with the Statute and that financing order. Once a financing order becomes effective, that financing order, together with the TCs authorized in that order, are irrevocable (subject to true-ups). In the Statute, the State of Texas pledges (the "State Pledge"), for the benefit of the holders of the Transition Bonds, that it will not take or permit any action that would impair the value of the Transition Property or reduce, alter or impair the TCs to be imposed, collected and remitted (except for the true-ups described above) until the Transition Bonds are paid in full. The Proposed Transaction
                  In accordance  with the  procedures  set forth in the Statute,
CPL filed on October 18, 1999 its first application with the PUCT for a financing order authorizing the issuance of Transition Bonds as described in this Post-Effective Amendment. Such application sought authorization of Qualified Costs in an aggregate amount of $1,270,247,000 of CPL's Texas retail generation-related regulatory assets as of December 31, 1998, plus $46,763,000 for the costs of issuing the Transition Bonds and the costs of retiring and refunding certain of CPL's debt and equity securities with the proceeds therefrom. On February 9, 2000, CPL settled with various parties to the PUCT proceeding regarding the amount of regulatory assets to be securitized. The PUCT issued the Financing Order on March 27, 2000. CPL currently expects to issue $797,334,897 principal amount of Transition Bonds under the Financing Order.
                  In accordance with the Statute, CPL may from time to time file one or more additional applications with the PUCT for additional financing orders authorizing the issuance of additional Transition Bonds to recover Qualified Costs not previously authorized by the PUCT. CPL may also, under certain circumstances, seek a financing order to permit the refunding of outstanding Transition Bonds.
                  After the issuance by the PUCT of a requested financing order,
CPL will sell and transfer the Transition Property and the associated TC revenue stream created by that financing order to a Special Purpose Issuer2 pursuant to a "Transition Property Sale Agreement" (the "Sale Agreement"). The Special Purpose Issuer will issue Transition Bonds to finance its purchase of the Transition Property and the associated TC revenue stream from CPL in accordance with the related financing order.
                  The Special Purpose Issuer may issue  Transition  Bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and coupon rates and each series may have classes with different maturities and coupon rates. There will be a date on which each class of Transition Bonds is expected to be repaid and a legal final maturity date by which such class of Transition Bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years after the date of issuance.
                  Pursuant  to  a  "Transition   Property  Servicing  Agreement"
between CPL and the Special Purpose Issuer, CPL will act as the "Servicer" of the TC revenue stream and, in this capacity, such Servicer will, among other things, (i) bill customers and retail electric providers and make collections on behalf of the Special Purpose Issuer and (ii) file with the PUCT for adjustment to the TCs to achieve a level which allows for payment of all debt service and full recovery of Qualified Costs to be collected through TCs in accordance with the amortization schedule for each series and class of Transition Bonds. It should be noted that CPL may subcontract with its affiliates to carry out some of its servicing responsibilities, so long as the ratings of the Transition Bonds are neither reduced nor withdrawn as a result.
                  CPL  will  be  entitled  to  compensation,  in the  form  of a
"servicing fee", for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement and other documentation applicable to each series. In order to satisfy the rating agency requirements for a "bankruptcy remote" entity, the servicing fee must be an "arms-length" fee, which would be reasonable and sufficient for a third party performing similar services. As a result, the servicing fees will be set at an annual level of not more than 1% of the initial principal amount of the Transition Bonds while CPL is acting as Servicer and not more than 2% if a third party is acting as Servicer. CPL will retain any investment earnings on TC collections from the time of collection until the time of remittance to the Special Purpose Issuer.
                  Under   certain   circumstances   specified   in  a  Servicing
Agreement,  any  entity  (including  an  affiliate  of CPL)  which  becomes  the successor or operator of the major part of CPL's electric transmission and distribution business may, or may be required to, assume the obligations of CPL under the Sale Agreement and the Servicing Agreement. If transmission and distribution are not provided by a single entity successor or operator, the entity which provides wire service directly to customers may, or may be required to, assume such obligations.
                  The   Special   Purpose   Issuer   may  also   enter  into  an
"Administration Agreement" with CPL or another affiliate of CSW (the "administrator"). Personnel employed by the administrator would provide ministerial services on an as-needed basis to the Special Purpose Issuer under the Administration Agreement. These services will consist primarily of administrative or housekeeping matters relating to the Special Purpose Issuer such as providing notices required under its Transition Bond documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the Administration Agreement, the Special Purpose Issuer will reimburse the administrator for the cost of services provided. Use of Proceeds
                  CPL will use the gross  proceeds  from the sale of  Transition
Bonds as authorized by the Financing Order issued by the PUCT and in accordance with the Statute. Such use of proceeds may include the following: (i) to pay costs incurred in the issuance and sale of the Transition Bonds; (ii) to refund or retire utility debt or equity; and (iii) to pay the costs of such refinancing and retirement.
                  The specific  steps taken to refinance or retire  utility debt or equity will depend, in large part, on the date on which the proceeds from the sale of Transition Bonds become available, the then prevailing market conditions and circumstances of CPL at that time, including but not limited to its overall financial circumstances and other financial activities that may be in progress or planned, as well as the advice of its financial advisors.
                  The  Order  provides  that  "...  external  financings  by the
Subsidiaries [approved by the Commission in the Order], other than the refunding of outstanding securities which will not be limited ..." (emphasis added) will be subject to certain limitations. CSW and CPL request that the Commission find that the use of the proceeds of the Transition Bonds constitutes "refunding of outstanding securities" within the meaning of the Order and that the principal amount of Transition Bonds issued from time to time shall not reduce the amount of financings previously approved by the Order.3 Such finding is consistent with the requirement under the Statute that "the proceeds of the transition bonds shall be used solely for the purposes of reducing the amount of recoverable regulatory assets and stranded costs, as determined by the commission in accordance with this chapter, through the refinancing or retirement of utility debt or equity." (emphasis added) Interest Rate Swaps
                  CPL  also  seeks  authority  for the  Special  Purpose  Issuer
(and/or CPL, acting on behalf of the Special Purpose Issuer, to be so authorized to the extent that it is legally required or more cost-effective for CPL to do
so) to enter into transactions to be initiated during the Authorization Period to convert all or a portion of any Transition Bonds bearing interest at a floating rate ("Floating Rate Transition Bonds") to fixed rate obligations using interest rate swaps or other derivative products designed for such purposes.
                  If authorized hereunder,  the Special Purpose Issuer may enter into one or more interest rate swaps ("Swaps"), or one or more derivative instruments, such as interest rate caps, interest rate floors and interest rate collars (collectively, "Derivative Transactions"), with one or more counterparties from time-to-time through the Authorization Period. The notional amounts of the swaps and the expected average life of the swaps will not exceed that of the underlying Transition Bonds.4
                  Under one swap strategy if interest on the Transition Bonds is payable at a floating  rate,  the  Special  Purpose  Issuer  would enter into an interest  rate  swap  with a  counterparty  whereby  it would  receive  the same floating rate interest payment from the counterparty as it pays to the Transition Bondholders. In return, the Special Purpose Issuer would agree to make payments to the counterparty based upon the principal amount of such Transition Bonds and at an agreed upon fixed interest rate. The net effect of such a transaction would be to convert the Floating Rate Transition Bonds to fixed rate obligations. The term of the interest rate swap would match the maturity of the Floating Rate Transition Bonds and the swap notional amount would at all times equal the outstanding principal amount of such bonds. Any counterparty to a Swap or Derivative Transaction will, at the time of entering into any Swap or Derivative Transaction, have investment grade credit ratings for its senior long-term debt as established by a nationally recognized statistical rating organization (as this term is defined in Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended). Any swap agreement will also include customary provisions related to indemnification by CPL or the Special Purpose Issuer for breakage costs and other losses under certain circumstances related to termination of the swap.
Hedging Interest Rate Risk for Anticipated Debt
                  CSW and CPL also seek  authorization  for the Special  Purpose
Issuer (or CPL, acting on behalf of the Special Purpose Issuer, to be so authorized to the extent that it is legally required or more cost-effective for CPL to do so) to enter into an interest rate hedging program ("Hedge Program") utilizing Derivative Transactions. CPL will determine the optimal structure of the Hedge Program at the time of execution. In order to sell the Transition Bonds, CPL is required by the Statute to show that the Transition Bonds have tangible and quantifiable benefits. In order to ensure that there will be tangible and quantifiable benefits, the PUCT will have a cap on the weighted average interest rate of the Transition Bonds. CPL will not be able to issue the Transition Bonds if the weighted average interest rate is above the cap as set by the PUCT. As a result, CPL may decide to lock-in interest rates and/or limit exposure to, interest rate increases. CPL will not, at any time, take possession of any U.S. Treasury securities underlying a hedging transaction.
                  These  Hedge  Programs  provide  benefits  by  minimizing  the potential volatility in financing costs. The Hedge Program would be utilized to fix and/or limit the interest rate risk exposure of any new issuance of
Transition Bonds through: (i) establishing a short position in an exchange-traded U.S. Treasury futures contract, or one or more designated U.S. Treasury security(ies) or by paying a fixed rate in a forward starting interest rate swap (each a "Forward Sale"); (ii) the purchase of put options on one or more designated U.S. Treasury security(ies) or an option to pay a fixed rate in a forward starting interest rate swap ("Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options ("Call Options Sale") on one or more designated U.S. Treasury security(ies) or the option to pay a fixed rate in a forward starting interest rate swap ("Zero Cost Collar"); or (iv) some combination of a Forward Sale, Put Options Purchase and/or Zero Cost Collar.
                  A forward starting  interest rate swap is a contract where the
Special Purpose Issuer agrees to pay a fixed interest rate at a specific future date and a counterparty agrees to pay a floating interest rate at a future date. The contract will be cash settled at the maturity of the contract. Thus, a forward starting swap that matures in three months would be cash settled at the end of three months. If interest rates have increased, the counterparty will make a payment to the Special Purpose Issuer. This receipt will offset the higher interest rate that the Special Purpose Issuer will be paying on the Transition Bonds. If interest rates have decreased, the Special Purpose Issuer will make a payment to the counterparty. This payment will offset the lower interest rate that the Special Purpose Issuer will be paying on the Transition Bonds. Thus, the Special Purpose Issuer will lock-in a fixed interest rate regardless of movement in interest rates between the time the contract is entered into and the time it matures. A forward starting swap is the best low cost hedging vehicle. It is not, however, a perfect hedge. It is possible that new issue spreads for the Special Purpose Issuer and swap spreads do not track each other on a 1 for 1 basis point move.
                  A Put Options Purchase  requires the Special Purpose Issuer to make an upfront payment to the counterparty in exchange for protection against rising interest rates. This strategy does not expose the Special Purpose Issuer to making a payment to unwind the hedge in the event interest rates fall. The asymmetric payout profile makes this strategy analogous to purchasing insurance where the risk to the Special Purpose Issuer is known and is limited to the upfront premium amount paid by the Special Purpose Issuer.
                  The  Zero  Cost  Collar  strategy  does  not  lock in  today's interest rate environment. Under this strategy the Special Purpose Issuer is left somewhat exposed to rising rates (up to the put strike level) but able to benefit to some degree from falling rates (down to the call strike level). This strategy is used frequently when an issuer: (i) wants to limit or cap its exposure to rising rates; (ii) wants to avoid making an upfront option premium payment; and (iii) does not want to just lock in today's interest rate environment through a Forward Sale.
          All Derivative Transactions and transactions entered into under the Hedge Program will be in compliance with CSW's Risk Management Policy and Guidelines and will also meet the Financial Accounting Standards Board requirements for hedge accounting.
Common Equity Ratios
                  CSW and CPL  believe  that the  issuance of  Transition  Bonds should not be viewed as having any adverse impact on the consolidated common equity ratios of CSW or CPL. As TCs are imposed and collected, such amounts will be used to pay principal and interest on the Transition Bonds, as well as fees and expenses related to the transaction. The Transition Bonds are payable solely from the cash flows provided by the TCs and are, as a result, nonrecourse with respect to CSW and CPL. Consequently, the Transition Bonds are not true indebtedness of CSW or CPL for this purpose. In addition, because the sole source of payment for the Transition Bonds is the related TC cash flow, the payment of amounts due on Transition Bonds will have no adverse impact on the regular cash flows of CSW or CPL.
                  The Statute provides that a transfer of Transition Property by an electric utility to its assignee (such as CPL's Special Purpose Issuer) that expressly states that the transfer is a sale or other absolute transfer shall be a true sale and is not a secured transaction and that title, legal and equitable, has passed to the transferee. Because the underlying securitized assets (the Transition Property and its associated TC revenue stream) owned by the Special Purpose Issuer are isolated from the risks associated with the business and other assets of CPL, the Transition Bonds are expected to have a credit rating higher than the credit rating of debt instruments issued by CPL. The creditworthiness of the Transition Bonds is further increased by the State Pledge and by the PUCT's issuance of an irrevocable financing order which provides for the true-up procedure previously described.
                  As mentioned  above,  it is expected that the rating  agencies will recognize that the Transition Bonds are independent of the credit of CPL by assigning ratings to the Transition Bonds which are higher than the ratings assigned to the actual long-term indebtedness of CPL. Bonds similar to the Transition Bonds which have been issued by other utility companies have been rated AAA. It is expected that a AAA rating will be achieved by the Transition Bonds. CPL's current credit ratings from Standard & Poor's Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co., respectively, for its senior secured long-term debt are A/A3/A.
                  For  all of  these  reasons,  CSW  and CPL  believe  that  the
Commission's traditional concern with the effect of issuances of indebtedness by a holding company or a subsidiary thereof on its common equity ratio should not be a factor in this case. Since the Transition Bonds are payable solely from the cash flows provided by the TCs and are nonrecourse to CSW and CPL, the Transition Bonds should not be included as long-term debt when considering CSW's and CPL's common equity ratios and creditworthiness. As previously discussed, this viewpoint is consistent with the rating agencies' treatment of bonds similar to the Transition Bonds which have been issued by other utilities.
                  As a result of CPL's  settlement in the PUCT  proceeding  with respect to CPL's Transition Bond application, CPL will be able to redeem or retire CPL equity in an amount not to exceed $450,000,000. At this time CSW and CPL are unable to predict exactly how the proceeds of the Transition Bonds will actually be allocated between debt and equity. See " Use of Proceeds." However, assuming that $450,000,000 of the proceeds of the Transition Bonds are used to redeem or retire CPL equity and $313,734,489 of such proceeds are used to retire CPL indebtedness, then the issuance of $797,334,897 aggregate principal amount of Transition Bonds by CPL would reduce its common equity to total capitalization ratio from 48% at December 31, 1999 to approximately 41%. Under the same assumptions the pro forma effect on CSW's consolidated common equity to total capitalization ratio at December 31, 1999 would be a reduction from 47% to 44%.
                  If, however, the Commission  nevertheless  determines to treat the Transition Bonds as ordinary long-term debt for this purpose, then under the same assumptions listed above regarding the principal amount of Transition Bonds to be issued and the maximum amount of proceeds which would be utilized to redeem or retire CPL equity, the consolidated common equity to total capitalization ratios for CSW and CPL, respectively, as of December 31, 1999 would be reduced to 40% and 30%. To the extent that CPL redeems or retires its equity in an amount less than $450,000,000, then its common equity ratio would be higher than 30%.
                  As set forth in the Order, the authorization  requested by CSW and CPL is subject to the condition that for CPL financings, CPL will maintain long-term debt ratings which are investment grade as established by a nationally recognized statistical rating organization (as this term is used in rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended). Item
2. Fees and Expenses
                  An estimate of the fees and expenses to be paid or incurred by
CSW and CPL in connection with the transactions discussed in this Post-Effective Amendment are set forth below:

                                                               Approximate
                                                                  Amount

Printing and Marketing expenses                               $  350,000
Trustee Fees and Counsel                                          50,000
Company Legal fees and expenses                                2,500,000
Underwriters' Legal fees and expenses                            300,000
Accountants/Consulting Fees                                      500,000
Rating Agency Fees                                               600,000
Legal Fees - Public Utility Commission of Texas                  100,000
Miscellaneous expenses                                         1,000,000
Special Purpose Entity - Setup Costs                              25,000
Upfront Servicer Setup costs                                     500,000
SEC Registration Fee                                             222,000
Underwriter Fees                                               3,867,000
PUCT Financial Advisory and Legal Fees                         1,300,000
Capital Subaccount                                             3,987,000
Original Issue Discount                                        3,987,000
                                                              ----------

  Total                                                      $19,288,000



Item 3.  "Applicable Statutory Provisions," is amended to read in its entirety as follows:
                  Sections 6(a), 7, 9, 10, 12(b),  12(e), 12(f) and 13(b) of the
Act and Rules 42, 43, 45, 52, 54, 62, 90 and 91 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, CSW and CPL hereby request appropriate orders thereunder.
                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. The Applicants currently meet all of the criteria of Rule 53(a), except for clause (1). At December 31, 1999, CSW's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $968 million, or approximately 53.6% of CSW's average "consolidated retained earnings," as defined in Rule 53(a)(1), for the four quarters ended December 31, 1999 (approximately $1.805 billion), which exceeds the 50% "safe harbor" limitation contained in that rule.
                  By order dated January 24, 1997, (HCAR No. 26653) ("January 1997 Order"), the Commission authorized CSW to increase to 100% of average "consolidated retained earnings," as defined in Rule 53(a)(1), the aggregate amount which it may invest in EWGs and FUCOs. Although CSW's aggregate investment exceed the 50% "safe harbor" limitation contained in Rule 53, CSW's aggregate investment is below the 100% limitation authorized under the January 1997 Order.
                  As of September 30, 1996, the most recent period for which financial statement information was evaluated in the January 1997 Order, CSW's consolidated capitalization consisted of 43.5% equity and 56.5% debt. CSW's consolidated pro forma capitalization as of December 31, 1999, taking into account the effect of the proposed transactions, is 39.5% equity and 60.5% debt.5
                  CSW asserts that since the date of the January 1997 Order, there has been no material change in its consolidated capitalization ratio. CSW further states that this ratio remains within acceptable ranges and limits, as evidenced by CSW's corporate consolidated "A2" and "P2" short term credit ratings, which have remained the same since the January 1997 Order.
                  In 1997, the government of Great Britain imposed a windfall profits tax of $176 million on SeEboard plc, a FUCO in the United Kingdom wholly owned by CSW. On December 2, 1999, the Office of Gas and Electric Makers ("OFGEM") published its final price proposals from its United Kingdom electricity distribution review. OFGEM has proposed revenue reductions in SEEBOARD's distribution business of 21%. In addition, OFGEM has proposed the reallocation of a further 12% of costs out of SEEBOARD's distribution business into its supply business. These proposals were accepted on December 20, 1999, and will take effect on April 1, 2000, and remain in effect for five years. OFGEM's proposals will reduce net income for SEEBOARD in the year 2000 by approximately $40 million, dependent upon the level of further cost reductions that can be achieved, and by approximately $60 million in 2001. CSW's net income from SEEBOARD U.S.A., its United Kingdom business segment, was $113 million for the twelve months ended December 31, 1999. Notwithstanding the imposition of the windfall profits tax and OFGEM's proposals, CSW currently expects that earnings attributable to CSW's interests in EWGs and FUCOs will continue to contribute positively to consolidated earnings in 2000. Since the date of the January 1997 Order, the earnings attributable to CSW's investments in EWGs and FUCOs (i) have contributed positively to CSW's consolidated earnings for the period January 1, 1997 through December 31, 1999 and (ii) have not had any adverse impact on CSW's financial integrity.
                  CSW will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). CSW does, and will continue to, comply with the requirement that no more than 2% of the employees of CSW's operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will continue to submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying said Rule and making Rule 53(c) inapplicable. Item 4. Regulatory Approval
         Item 4, "Regulatory Approval," is amended by adding the following:

          With respect to the proposed issuance of the Transition Bonds and related matters, the PUCT has jurisdiction pursuant to the Statute. The transactions described in this Post-Effective Amendment are not subject to the jurisdiction of any other state commission or of any federal commission other than the Commission.
Item 5.  Procedure
         Item 5, "Procedure," is hereby amended by deleting the first two paragraphs thereof and substituting the following:

                  Requisite   notice   under  Rule  23  with   respect  to  this
Application-- Declaration as amended hereby has been published. CSW and CPL respectfully request that the Commission enter an appropriate supplemental order granting and permitting this Application, as amended hereby, to become effective no later than March 31, 2000.
                  No  recommended   decision  by  a  hearing  officer  or  other
responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof. Item
6. Exhibits and Financial Statements
CSW and CPL hereby amend Item 6 of this Application-Declaration by adding the following thereto:
   (a)  Exhibits
*A-1    Form of Indenture between the Special Purpose Issuer and the
        Trustee thereunder, including the form of Transition Bond
*B-1    Form of Transition Property Sale Agreement
*B-2    Form of Transition Property Service Agreement
 B-3    Form of Administration Agreement - not applicable
 B-4    Form of Underwriting Agreement
*B-5    Organizational document for Special Purpose Issuer
*C-1    Registration Statement on Form S-3 for the Transition Bonds
*D-1 Application to the Public Utility Commission of Texas ("PUCT"), including the Financing Order
 E-1    Not applicable
 F-1    Opinions of Sidley & Austin, Vinson & Elkins L.L.P. and Richards,
        Layton & Finger

**F-2   "Past tense" Opinion of Sidley & Austin
 *(b)   Financial Statements as of September 30, 1999
 *Previously filed
**To be filed by Amendment
Item 7.  Information as to Environmental Effects
                                  No amendment

                                    Signature

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.
         Dated:  April 20, 2000

CENTRAL AND SOUTH WEST CORPORATION            CENTRAL POWER AND LIGHT COMPANY


By:/s/ WENDY G. HARGUS                        By: /s/ WENDY G. HARGUS
     Wendy G. Hargus                                  Wendy G. Hargus
     Treasurer                                        Treasurer








--------
1 Under the Statute, Qualified Costs also include certain costs incurred by the PUCT in a proceeding under the Statute. 2 CSW and CPL believe that the organization and utilization of a Special Purpose Issuer will not unduly complicate the holding company structure of CSW. Special Purpose Issuers are necessary components of the transactions described herein with the resulting benefits provided in the Statute. 3 The Order also provides that "The proceeds from external financing transactions ... will be ... used principally ... (ii) to acquire, retire, or redeem securities of which CSW or the Subsidiaries are the issuer ... without the need for prior Commission approval." 4 Swaps and Derivative Transactions entered into during the Authorization Period may remain in effect until the maturity of the related Transition Bonds. 5 As discussed under Item 1 "Common Equity Ratios," CSW believes that the Transition Bonds should not be included in long-term debt when considering CSW's consolidated capitalization ratios. Assuming that the Transition Bonds are not included in long-term debt, the consolidated pro forma capitalization as of December 31, 1999, taking into account the effect of the proposed transaction, is 44% equity and 56% debt.